UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ORBCOMM INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33118	41-2118289
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

395 W. Passaic Street, Rochelle Park, New Jersey	07662
(Address of principal executive offices)	(Zip Code)

Christian Le Brun	(703)433-6361
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

ORBCOMM Inc. (the “Company”) is filing this Form SD, on behalf of itself and its subsidiaries, pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period January 1, 2018 through December 31, 2018.

Conflict Mineral Disclosure

A copy of the Company’s Conflict Mineral Report is attached hereto as Exhibit 1.01 and is publicly available on the Company’s website, www.orbcomm.com under “Investors”, “Financial Information” and “SEC Filings”.

Item 1.02	Exhibit

Exhibit 1.01 to this Form SD is the Company’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

Section 2 – Exhibits

Item 2.01

Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORBCOMM INC.

By:	/s/ Christian Le Brun	Date: May 30, 2019
Name:	Christian Le Brun
Title:	Executive Vice President and General Counsel

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